VF 12-3-02

SECURITIE: ... SION

02053140

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SEC MAIL PROCESSING SECTION
RECEIVED
NOV 27 2002
WASH. D.C.
187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 12/6/02

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scottrade Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12855 Flushing Meadows Dr.
(No. and Street)

St. Louis	Missouri	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald D Wiese 314-965-1555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

One City Centre, Ste 2200	St. Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rodger O. Riney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scottrade, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Approximately $2,305,610 of debits and $124,323 of credits classified as customers relate to securities accounts of principal owners and officers.

Signature

President

Title

Notary Public

GERALDINE L BASS
Notary Public Notary Seal
STATE OF MISSOURI
ST. CHARLES COUNTY
MY COMMISSION EXP. APR. 8,2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scottrade, Inc.

Balance Sheet as of September 30, 2002 and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

SCOTTRADE, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.deloitte.com

Deloitte & Touche

SEC MAIL PROCESSING
RECEIVED
NOV 2 7 2002
WASH. D.C. 187 SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Scottrade, Inc.:

We have audited the accompanying balance sheet of Scottrade, Inc. (the "Company") as of September 30, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Scottrade, Inc. at September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 20, 2002

SCOTTRADE, INC.

BALANCE SHEET
SEPTEMBER 30, 2002

ASSETS

Cash and cash equivalents	$ 96,363,424
Cash and securities segregated under federal regulations	1,880,728,911
Receivable from brokers and dealers	4,263,164
Receivable from customers (net of allowance for doubtful accounts of $383,472)	360,728,493
Deposits with clearing organizations	6,622,185
Property, at cost, less accumulated depreciation of $7,445,187	9,734,538
Other assets	27,666,552
TOTAL	$2,386,107,267

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to brokers and dealers	$ 2,568,351
Payable to customers	2,246,744,708
Accrued distributions to stockholders	3,260,520
Other liabilities	15,877,604
Total liabilities	2,268,451,183
STOCKHOLDERS' EQUITY	117,656,084
TOTAL	$2,386,107,267

See notes to balance sheet.

SCOTTRADE, INC.

NOTES TO BALANCE SHEET
SEPTEMBER 30, 2002

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Established in 1980 Scottrade, Inc. (the "Company") is a deep discount registered broker/dealer operating 165 offices across the United States, with headquarters in St. Louis, Missouri. The Company serves individual investors primarily through its Internet trading site. A smaller portion of the customer trades are processed via touch-tone-phone or through a broker. The Company deals primarily in equity securities and related option contracts.

Basis of Accounting - Securities transactions are reflected in the balance sheet on a settlement date basis. The accompanying balance sheet would not be materially different if prepared on a trade date basis.

Fair Value - The Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned are valued using quoted market or dealer prices. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest based on the broker call rate which is similar to other such loans made throughout the industry. Customer payables are short-term in nature and pay interest at a fluctuating rate. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

Cash Equivalents - Cash equivalents consist of highly liquid investments with a maturity of less than three months at date of purchase.

Receivable from and Payable to Customers –Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the balance sheet.

Property – Property consists of furniture, fixtures and equipment that is depreciated over five years using an accelerated method. At September 30, 2002, property also consisted of capitalized software costs. Capitalized software includes fees paid to third parties for services provided to develop the software, costs incurred to obtain the software from third parties, and licensing fees paid to third parties. These capitalized costs were not yet subject to amortization as of September 30, 2002, as the software was not ready for its intended use.

Use of Estimates - The preparation of a balance sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

The Company invests in various securities, primarily U.S. Government securities (see Note 2). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably

possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the balance sheet.

Income Taxes – The Company has elected to be treated as a small business corporation in accordance with provisions of subchapter S of the Internal Revenue Code and, accordingly, is not subject to corporate income taxes. The Company's taxable income or losses and related taxes are the personal responsibility of individual stockholders. Accrued distributions to stockholders at September 30, 2002, represents quarterly distributions the Company will pay to stockholders to provide for the stockholders' personal tax liability resulting from their portion of the Company's taxable income.

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

At September 30, 2002, cash of $191,499 and United States Treasury Bills and Notes with a market value of $1,880,537,412 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2002, consist of the following:

	Receivable	Payable
Securities borrowed/loaned	$ 992,200	$ -
Securities failed-to-deliver/receive	726,279	2,568,351
Receivable from clearing organizations	2,544,685	
	$4,263,164	$2,568,351

4. PROPERTY

Property, which is recorded at cost, consists of the following at September 30, 2002:

Communications equipment	$10,063,775
Capitalized software	4,084,658
Furniture and fixtures	3,031,292
	17,179,725
Less accumulated depreciation	7,445,187
Total	$ 9,734,538

5. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its margin accounts primarily from equity capital and customer free credit balances. The Company pays interest on such customer credit accounts at fluctuating rates ranging from .20% - 1.25% at September 30, 2002.

The Company maintains a line of credit agreement with a bank whereby the Company can borrow amounts, based on specified percentages of customer securities pledged, up to a maximum of $135,000,000 at floating interest rates. There were no borrowings under the agreement at September 30, 2002.

The Company's principal sources of liquidity are Company assets consisting mainly of cash and U.S. Government Securities held in safekeeping on behalf of customers. These assets are financed primarily by equity capital and customer free credit balances. Changes in the securities markets volume and volatility, and the resulting customer borrowing demands can greatly affect the Company's financial requirements. The Company does have a collateralized line of credit in the amount of $135,000,000 which can be used to satisfy demands which exceed the Company's equity capital. During the last two years the Company has not found it necessary to utilize this collateral line of credit; however, subject to the timing of settlements of customer purchases and sales combined with periods of high market volatility, the Company may in the future need to avail itself of short-term proprietary or unsecured borrowings.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. The Rule also requires that equity capital may not be withdrawn or distributions paid to stockholders if the Company's net capital is less than 5% of such items. At September 30, 2002, the Company had net capital of $79,993,391, which was $72,755,649 in excess of the minimum required.

7. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for computer equipment and office space, including the Company headquarters which are leased from the Company's principal stockholder under a monthly lease (see Note 10). Minimum rental commitments under all noncancelable leases, some of which contain renewal options and escalation clauses, are as follows:

Year ending September 30:	
2003	$ 5,337,455
2004	3,443,869
2005	2,204,150
2006	983,296
2007 and after	540,135
Total	$ 12,508,905

The Company also has two outstanding asset purchase commitments as of September 30, 2002. The Company has a commitment of $1,229,969 related to the purchase of an exchange seat due in monthly installments through September 2005. The Company also has a commitment of $2,285,000 for future software development costs due in less than one year (see Note 10).

The Company is a defendant in various lawsuits, in some of which plaintiffs claim substantial amounts, relating to its securities business. While results of litigation cannot be predicted with certainty, management believes that resolution of all such litigation will have no material adverse effect on the balance sheet of the Company.

8. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions is identical for unsettled or settled transactions and can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities.

At September 30, 2002, customer margin securities of approximately $505,000,000 and stock borrowings of approximately $992,000 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had utilized a portion of these available securities as collateral for OCC margin requirements ($176,000,000), and customer short sales ($64,000,000).

9. EMPLOYEE SAVINGS PLAN

The Company sponsors a 401(k) savings plan (the "Plan") covering substantially all employees. Company contributions are made at the discretion of the Board of Directors.

10. RELATED PARTY TRANSACTIONS

In October 2002, the Company changed from its existing securities processing service bureau software provider to Computer Research Inc. ("CRI"). CRI is wholly owned by a principal stockholder of the Company. During the year ended September 30, 2002, the Company paid $1,510,356 to CRI, all of which was capitalized as software. As of September 30, 2002, the Company also had commitments of $2,285,000 to CRI for future software development costs which are also expected to be capitalized.

11. RECENT ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, which was effective for fiscal years beginning after December 15, 2001. This Statement establishes accounting and reporting standards for goodwill and other intangible assets. As the Company does not have any goodwill or other intangible assets as defined by the Statement, the adoption of the Statement on October 1, 2002, will have no impact on the Company's balance sheet.

In June 2001, FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which was effective for fiscal years beginning after June 15, 2002. This Statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The adoption of the provisions of this Statement on October 1, 2002, is not expected to have a material impact on the Company's balance sheet.

In April 2002, FASB issued SFAS No. 145, *Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Correction*, which was effective for fiscal years beginning after May 1, 2002. This Statement addresses financial accounting and reporting for the early retirement of debt. As the Company does not have any debt, the adoption of the Statement on October 1, 2002, will have no impact on the Company's balance sheet.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this Statement are to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

* * * * * *

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors and Stockholders of
Scottrade, Inc.:

In planning and performing our audit of the financial statements of Scottrade, Inc. (the "Company") for the year ended September 30, 2002 (on which we have issued our report dated November 20, 2002) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 20, 2002